

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Dan Sheldon
Vice President, Chief Financial Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

> **Re: Broadridge Financial Solutions, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **File No. 1-33220**

Dear Mr. Sheldon:

        We have reviewed your response letter dated April 26, 2011, and have no further comments.

        You may contact David Lyon at (202) 551-3421 or me at (202) 551-3675 with any related questions.

                                        Sincerely,

                                        Suzanne Hayes
                                        Assistant Director